NutraCea
1261 Hawk's Flight Court
El Dorado Hills, CA 95762

July 14, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention:      Jason Wynn

Re:	NUTRACEA
REGISTRATION STATEMENT ON FORM SB-2 (No. 333-134957)
ACCELERATION REQUEST

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NutraCea (the "Company") hereby requests that the effective date of its Registration Statement on Form SB-2 (File No. 333-134957) be accelerated so that the same will become effective at 1:30 p.m., Washington, D.C. Time, on Thursday, July 20, 2006, or as soon thereafter as practicable.

The Company hereby acknowledges the following:

(i)    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)   the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

NUTRACEA

By:	/s/ Todd C. Crow
Todd C. Crow, Chief Financial Officer